4
1
<SROS>NASD
<REPORTING-OWNER>
  0001188116
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Blue Coat Systems, Inc.
  0001095600
  <IRS-NUMBER>91-1715963
</SUBJECT-COMPANY>
<PERIOD>12/11/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Verheecke, Robert P.
   650 Almanor Avenue


   Sunnyvale, CA  94085
2. Issuer Name and Ticker or Trading Symbol
   Blue Coat Systems, Inc. (BCSI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/11/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. Vice President and CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/11/02    P        500           A  $3.3500      1,300          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $2.2500         07/10/02       A     V   50,000                            (1)          07/09/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     07/10/02  Common Stock                   50,000                    50,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
The option may be fully or partly exercised at any time after July 10, 2002. These shares are subject to a right of repurchase that lapses as follows: 31.25% on  August 1, 2002 and 2.08% per month thereafter when the reporting person has completed each month of co ntinuous service through May 1, 2005.
-
Total common stock holding includes 400 shares acquired on 8/31/2002 under the Blue Coat Systems, Inc. Employee Stock Purchase Plan.

SIGNATURE OF REPORTING PERSON
/S/ Verheecke, Robert P.
DATE 12/11/02